

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Sean E. Brynjelsen
Chief Executive Officer
Eton Pharmaceuticals, Inc.
21925 W. Field Parkway, Suite 235
Deer Park, IL 60010

      **Re: Eton Pharmaceuticals, Inc.**
          **Registration Statement on Form S-3**
          **Filed July 31, 2020**
          **File No. 333-240252**

Dear Mr. Brynjelsen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc:    Geoffrey R. Morgan, Esq.